United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. (Check One)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-182394).

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operations for the three months ended March 31, 2014.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2013 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on April 30, 2014 (our “2013 Form 20-F”).

-i-

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases, we include together with the forward-looking statements themselves a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulation or regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	competitive developments in the telecommunications sector;

•	other factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the foregoing statements.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our 2013 Form 20-F, include economic and political conditions and government policies in Mexico, Brazil, Colombia, Europe and elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

You should evaluate any statements made by us in light of these important factors.

AMÉRICA MÓVIL

We provide telecommunications services in 18 countries. We are the largest provider of wireless communications services in Latin America based on the number of subscribers, with the largest market share in Mexico and the third-largest in Brazil, in each case based on the number of subscribers. We also have major fixed-line operations in Mexico, Brazil, Colombia and 11 other countries. The table below provides a summary of the principal businesses we conduct and the principal brand names we use in each country where we operated as of March 31, 2014.

Country	Principal Brands	Principal Businesses
Mexico	Telcel	Wireless
	Telmex	Fixed line
Argentina	Claro	Wireless, Fixed line
Brazil	Claro	Wireless, Fixed line
	Embratel	Fixed line, Pay TV
	Net	Fixed line, Pay TV
Chile	Claro	Wireless, Fixed line, Pay TV
Colombia	Claro	Wireless, Fixed line, Pay TV
Costa Rica	Claro	Wireless, Pay TV
Dominican Republic	Claro	Wireless, Fixed line, Pay TV
Ecuador	Claro	Wireless, Fixed line, Pay TV
El Salvador	Claro	Wireless, Fixed line, Pay TV
Guatemala	Claro	Wireless, Fixed line, Pay TV
Honduras	Claro	Wireless, Fixed line, Pay TV
Nicaragua	Claro	Wireless, Fixed line, Pay TV
Panama	Claro	Wireless, Pay TV
Paraguay	Claro	Wireless, Pay TV
Peru	Claro	Wireless, Fixed line, Pay TV
Puerto Rico	Claro	Wireless, Fixed line, Pay TV
Uruguay	Claro	Wireless, Fixed line
United States	TracFone	Wireless
	Simple Mobile	Wireless

The following table sets forth, as of March 31, 2013 and 2014, the number of our wireless subscribers and our revenue generating units (“RGUs”) in the countries in which we operate. RGUs consist of fixed lines, broadband accesses and cable or direct-to-home Pay TV units. The table includes total subscribers and RGUs of all of our consolidated subsidiaries, without adjustment where our equity interest is less than 100%. The table reflects the geographic segments that we use in our consolidated financial statements, including the following: (a) Southern Cone refers to Argentina, Chile, Paraguay and Uruguay; (b) Andean Region refers to Ecuador and Peru; (c) Central America refers to Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama; and (d) Caribbean refers to the Dominican Republic and Puerto Rico.

	As of March 31,
	2013	2014
	(in thousands)
Wireless subscribers:
Mexico	71,220	73,343
Brazil	66,308	68,749
Colombia	27,661	29,210
Southern Cone	27,766	27,806
Andean Region	25,144	24,175
Central America	15,700	17,637
United States	23,230	25,511
Caribbean	5,881	5,773

Total wireless subscribers	262,910	272,204

RGUs:
Mexico	22,346	22,311
Brazil	29,680	33,597
Colombia	4,333	4,932
Southern Cone	1,572	1,768
Andean Region	1,155	1,414
Central America	4,008	4,366
Caribbean	2,201	2,266

Total RGUs	65,295	70,654

Our principal operations are described below. Unless otherwise indicated, we operate in all of our geographic segments under the Claro brand.

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V., which operates under the name Telcel, is the largest provider of wireless telecommunications services in Mexico, based on the number of subscribers.

•	Mexico Fixed Line. Our subsidiary Teléfonos de México, S.A.B. de C.V., which operates under the name Telmex, is the largest nationwide provider of fixed-line telecommunications services in Mexico, based on the number of subscribers.

•	Brazil. Our subsidiaries provide wireless telecommunications services under the brand name Claro and together constitute one of the three largest providers of wireless telecommunications services in Brazil, based on the number of subscribers. Two of our subsidiaries, Empresa Brasileira de Telecomunicações, S.A. (“Embratel”) and Net Serviços de Comunicação, S.A. (“Net Serviços”), also operate under their own brands. Embratel, together with its subsidiaries, is one of the leading providers of telecommunications services in Brazil. Net Serviços is the largest cable television operator in Brazil based on the number of subscribers. Together they offer quadruple-play services in Brazil, with a cable television network that passed 19.3 million homes as of March 31, 2014.

•	Colombia. We provide wireless services in Colombia, where we are the largest wireless service provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services. As of March 31, 2014, our network passed 6.8 million homes.

•	Southern Cone. We provide wireless and fixed-line services in Argentina, Paraguay, Uruguay and Chile. In Chile and Paraguay, we offer nationwide Pay TV services.

•	Andean Region. We provide wireless services in Peru and Ecuador. We also provide fixed-line telecommunications and Pay TV services in Peru, where our network passed 1.1 million homes, and Ecuador, where our network passed 0.5 million homes, in each case as of March 31, 2014.

•	Central America. We provide fixed-line telecommunications, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless and Pay TV services in Panama and Costa Rica.

•	United States. Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States, Puerto Rico and the U.S. Virgin Islands. It operates under the TracFone and Simple Mobile brands.

•	Caribbean. We provide fixed-line telecommunications, wireless and Pay TV services in the Dominican Republic and Puerto Rico, where we are, in each case, the largest telecommunications services provider, based on the number of subscribers.

Other Investments

We have substantial investments in Koninklijke KPN N.V. (“KPN”) and Telekom Austria AG (“Telekom Austria”). KPN is the leading telecommunications and IT services provider in the Netherlands and is listed on the Amsterdam Stock Exchange (Euronext Amsterdam). Telekom Austria is a leading telecommunications provider in Central and Eastern Europe and is listed on the Vienna Stock Exchange (Wiener Börse AG). In our audited consolidated financial statements, we account for KPN and Telekom Austria using the equity method. For more information on Telekom Austria, see “Recent Developments.”

OPERATING AND FINANCIAL REVIEW AS OF MARCH 31, 2014 AND FOR THE

THREE MONTHS ENDED MARCH 31, 2013 AND 2014

The following is a summary and discussion of our financial position as of March 31, 2014 and our results of operations for the three months ended March 31, 2014. For comparative purposes, the tables include financial information as of and for the three months ended March 31, 2013. The following tables and discussion should be read in conjunction with our audited annual consolidated financial statements as of December 31, 2013 and for the three years then ended, which are included in our 2013 Form 20-F.

In the opinion of our management, the unaudited condensed consolidated financial information discussed below includes all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of this financial information in a manner consistent with the presentation under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board made in our audited annual consolidated financial statements included in our 2013 Form 20-F.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the exchange rate of Ps.13.0841 to U.S.$1.00, which was the rate reported by Banco de México at March 31, 2014, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación, or the “Official Gazette”). You should not construe these translations or any other currency translations included herein as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated.

Condensed Consolidated Financial Data of América Móvil

	For the three months ended March 31,
	2013		2014
	(in thousands of Mexican pesos)				(in millions of U.S. dollars)
	(unaudited)		(unaudited)		(unaudited)
Income Statement Data
Operating revenues:
Mobile voice services	Ps.	67,112,590	Ps.	63,250,795	U.S.$	4,834
Fixed voice services		28,927,460		26,747,886		2,044
Mobile data services		38,311,759		43,296,702		3,309
Fixed data services		21,009,283		21,947,407		1,677
Pay TV		14,975,359		16,145,295		1,234
Other services		22,622,945		24,050,736		1,838

Total operating revenues		192,959,396		195,438,821		14,936

Operating costs and expenses:
Cost of sales and services		87,744,295		88,532,626		6,767
Commercial, administrative and general expenses		40,528,677		41,014,232		3,135
Other expenses		868,109		1,004,251		77
Depreciation and amortization		25,162,247		26,166,790		2,000

Total operating costs and expenses		154,303,328		156,717,899		11,979
Operating income		38,656,068		38,720,922		2,957
Interest income		1,278,912		2,636,830		202
Interest expense		(6,283,477)		(8,297,983)		(634)
Foreign currency exchange gain, net		17,359,468		90,935		7
Valuation of derivatives, interest cost from labor obligations and other financial items, net		(10,955,900)		(2,774,333)		(212)
Equity interest in net (losses) income of associated companies		(308,355)		(27,941)		(2)
Profit before income tax		39,746,716		30,348,430		2,318
Income tax		12,840,327		16,367,045		1,251

Net profit for the period		26,906,389		13,981,385		1,067

Net profit for the period attributable to:
Equity holders of the parent		26,870,786		13,886,771		1,060
Non-controlling interests		35,603		94,614		7

	Ps.	26,906,389	Ps.	13,981,385	U.S.$	1,067

	As of December 31, 2013		As of March 31, 2014
	(in thousands of Mexican pesos)				(in millions of U.S. dollars) (unaudited)
	(audited)		(unaudited)
Balance Sheet Data

Total current assets	Ps.	236,698,068	Ps.	229,865,299	U.S.$	17,569
Total non-current assets		788,894,365		788,357,476		60,255

Total assets		1,025,592,433		1,018,222,775		77,824

Total current liabilities		273,954,953		297,062,508		22,705
Long-term debt		464,478,366		431,795,366		33,003
Deferred taxes		1,628,409		4,849,537		371
Deferred revenues		1,105,294		1,108,778		85
Asset retirement obligation		7,516,460		7,614,200		582
Employee benefits		66,607,874		64,969,092		4,966

Total liabilities		815,291,356		807,399,481		61,712
Equity:
Capital stock		96,392,339		96,388,650		7,367
Retained earnings:
Prior periods		122,693,933		185,126,154		14,150
Profit for the period		74,624,979		13,886,771		1,060

Total retained earnings		197,318,912		199,012,925		15,210
Other comprehensive income items		(91,310,640)		(93,166,677)		(7,121)

Equity attributable to equity holders of the parent		202,400,611		202,234,898		15,456

Non-controlling interests		7,900,466		8,588,396		656

Total equity		210,301,077		210,823,294		16,112

Total liabilities and equity	Ps.	1,025,592,433	Ps.	1,018,222,775	U.S.$	77,824

Consolidated Results of Operations for the Three Months Ended March 31, 2014 and 2013

Our financial statements are presented in Mexican pesos, but our operations outside Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries, especially the Brazilian real, affect our results of operations as reported in Mexican pesos. In the following discussion regarding our operating revenues and operating costs and expenses, we include a discussion of the change in the different components of our revenues and cost and expenses between periods at constant exchange rates (i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods). We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

Operating Revenues

Total operating revenues for the first three months of 2014 increased by 1.3%, or Ps.2.5 billion, over the first three months of 2013. At constant exchange rates, total operating revenues for the first three months of 2014 increased by 6.9% over the first three months of 2013. This increase was principally attributable to increases in revenues from our mobile data, fixed data and Pay TV services, partially offset by a decrease in revenues from our mobile voice and fixed voice services.

Mobile Voice—Mobile voice revenues for the first three months of 2014 decreased by 5.8%, or Ps.3.9 billion, from the first three months of 2013. At constant exchange rates, mobile voice revenues for the first three months of 2014 decreased by 0.8% from the first three months of 2013. This decrease was principally due to reductions in the effective price per minute for calls, as well as reductions in tariffs for certain regulated services such as national roaming and interconnection services.

Fixed Voice—Fixed voice revenues for the first three months of 2014 decreased by 7.5%, or Ps.2.2 billion, from the first three months of 2013. At constant exchange rates, fixed voice revenues for the first three months of 2014 decreased by 3.2% from the first three months of 2013. The decrease was principally due to increased penetration of wireless technology, a decrease in long-distance traffic and lower interconnection rates, principally in Mexico, Brazil and Colombia.

Mobile Data—Mobile data revenues for the first three months of 2014 increased by 13.0%, or Ps.5.0 billion, over the first three months of 2013. At constant exchange rates, mobile data revenues for the first three months of 2014 increased by 17.8% over the first three months of 2013. The increase was principally due to increased use of services such as media downloading, web browsing and machine-to-machine services, as well as content downloading on handsets, tablets and notebooks. Mobile data represented 22.2% of our operating revenues for the first three months of 2014, compared to 19.9% for the first three months of 2013.

Fixed Data—Fixed data revenues for the first three months of 2014 increased by 4.5%, or Ps.0.9 billion, over the first three months of 2013. At constant exchange rates, fixed data revenues for the first three months of 2014 increased by 11.3% over the first three months of 2013. The increase was principally attributable to growth of residential broadband services, as well as growth of corporate data services such as cloud, dedicated lines and leasing.

Pay TV—Pay TV revenues for the first three months of 2014 increased by 7.8%, or Ps.1.1 billion, over the first three months of 2013. At constant exchange rates, Pay TV revenues for the first three months of 2014 increased by 20.8% over the first three months of 2013. The increase primarily reflects the increase in the use of our services as a result of the introduction of new plans and channel packages, particularly in Brazil, Colombia, Peru, the Dominican Republic and Ecuador.

Other Services—Revenues from other services for the first three months of 2014 increased by 6.3%, or Ps.1.4 billion, over the first three months of 2013. At constant exchange rates, revenues from other services for the first three months of 2014 increased by 11.5% over the first three months of 2013. This increase primarily reflects the sale of handsets, accessories and computers.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for the first three months of 2014 increased by 0.9%, or Ps.0.8 billion, over the first three months of 2013, representing 45.3% of operating revenues compared to 45.5% of operating revenues for the first three months of 2013. At constant exchange rates, cost of sales and services for the first three months of 2014 increased by 6.1% over the first three months of 2013.

Cost of sales was Ps.29.2 billion for the first three months of 2014 and Ps.27.5 billion for the first three months of 2013. This 6.4% increase primarily reflects the purchase of increasing quantities of smartphones, other handsets, accessories and computers for sale to customers in all countries in which we operate, which increased the subsidies we provide in order to acquire and retain subscribers.

Cost of services was Ps.59.3 billion for the first three months of 2014 and Ps.60.3 billion for the first three months of 2013. This 1.6% decrease was principally due to lower costs of providing interconnection and long-distance services. At constant exchange rates, cost of services for the first three months of 2014 increased by 4.3% over the first three months of 2014.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for the first three months of 2014 increased by 1.2%, or Ps.0.5 billion, over the first three months of 2013. This increase principally reflects higher subscriber acquisition costs in the wireless and Pay TV businesses, including those related to advertising and customer-service costs, such as an expansion of physical customer-service centers, and telemarketing costs. As a percentage of operating revenues, commercial, administrative and general expenses for the first three months of 2013 and 2014 were 21.0%. At constant exchange rates, commercial, administrative and general expenses for the first three months of 2014 increased by 8.1% over the first three months of 2013.

Depreciation and amortization—Depreciation and amortization for the first three months of 2014 increased by 4.0%, or Ps.1.0 billion, over the first three months of 2013 principally as a result of capital expenditures made in recent years. As a percentage of revenues, depreciation and amortization for the first three months of 2014 increased slightly to 13.4% compared to 13.0% for the first three months of 2013.

Operating Income

Operating income for the first three months of 2014 increased by 0.2%, or Ps.64.9 million, from the first three months of 2013. Operating margin (operating income as a percentage of operating revenues) for the first three months of 2014 was 19.8% compared to 20.0% for the first three months of 2013. This slight decrease in our operating margin for the first three months of 2014 was due principally to higher costs for subscriber acquisition, network maintenance and customer service, as well as to the growth of lower margin business such as Pay TV and TracFone.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for the first three months of 2014 increased by 13.1%, or Ps.0.7 billion, over the first three months of 2013, which was attributable to a higher average level of net debt.

Foreign Currency Exchange Gain, Net—We recorded a net exchange gain of Ps.0.1 billion for the first three months of 2014, compared to a net exchange gain of Ps.17.4 billion for the first three months of 2013. The decrease in net exchange gain for the first three months of 2014 when compared to the first three months of 2013 was primarily attributable to the stability of the Mexican peso against the currencies in which our indebtedness is denominated, particularly the euro and the U.S. dollar, during the first three months of 2014.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The net change in valuation of derivatives and other financial items represented a loss of Ps.2.8 billion for the first three months of 2014, compared to a loss of Ps.11.0 billion for the first three months of 2013. This item principally reflected changes in the fair value of the derivative instruments we use to hedge against exchange rate risk on our indebtedness.

Income Tax—Our income tax expenses for the first three months of 2014 increased by 27.5% over the first three months of 2013. In Mexico, for tax purposes we recognize a taxable gain attributable to the effects of inflation on our financial liabilities. The increase in income tax expenses for the first three months of 2014 over the first three months of 2013 was principally due to a higher level of taxable inflationary effects. Our effective rate of provisions for corporate income tax as a percentage of profit before income tax was 53.9% for the first three months of 2014, compared to 32.3% for the first three months of 2013. Our effective tax rate differed from the Mexican statutory rate of 30%, principally because of the higher level of taxable inflationary effects.

Net Profit

We recorded net profit of Ps.14.0 billion for the first three months of 2014, a decrease of 48.0%, or Ps.12.9 billion, from net profit of Ps.26.9 billion in the first three months of 2013. This decrease primarily reflected the favorable impact of changes in exchange rates in the first three months of 2013 and a higher tax burden in the first three months of 2014.

Segment Results of Operations for the Three Months Ended March 31, 2013 and 2014

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several countries in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit (average for the period) for the three months ended March 31,
	2013	2014	% Change
Brazilian real	6.3431	5.5987	(11.7)
Colombian peso	0.0071	0.0066	(6.6)
Argentine peso	2.5248	1.7424	(31.0)
U.S. dollar	12.6600	13.2359	4.5

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the Three Months ended March 31, 2013
	Operating revenues		Operating income (loss)
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.	43,007	Ps.	19,447
Mexico Fixed		26,267		5,570
Brazil		50,807		3,557
Colombia		18,217		4,900
Southern Cone		15,028		1,599
Andean Region		10,862		3,203
Central America		5,744		(332)
United States		19,170		(628)
Caribbean		6,328		1,177
Eliminations		(2,471)		163

Total	Ps.	192,959	Ps.	38,656

	For the Three Months ended March 31, 2014
	Operating revenues		Operating income (loss)
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.	47,939	Ps.	18,941
Mexico Fixed		26,418		5,484
Brazil		48,710		3,450
Colombia		18,356		4,423
Southern Cone		13,389		1,397
Andean Region		11,614		3,131
Central America		6,440		(166)
United States		21,953		1,243
Caribbean		6,434		1,075
Eliminations		(5,814)		(257)

Total	Ps.	195,439	Ps.	38,721

In the following discussion of our segment results of operations, we use certain operating measures that are defined below:

ARPU—Average revenues per user. This measure analyzes revenues from wireless data and voice services. We calculate ARPU for a given period by dividing service revenues for such period on a local-currency basis by the simple average number of wireless subscribers for such period. The result is then presented in Mexican pesos, and comparability from one period to the next is therefore affected by changes in exchange rates. The figure includes both prepaid and postpaid customers.

MOUs—Average minutes of use per user. This measure analyzes usage of wireless services. We calculate MOUs by dividing total wireless traffic in a given period by the simple average number of wireless subscribers for such period.

Churn—This measure analyzes the rate at which customers disconnect from our services (wireless, fixed or Pay TV). We calculate churn rate as the total number of customer disconnections for a period divided by total subscribers at the beginning of such period. For wireless customers, postpaid subscribers are considered disconnected at the expiration of their contracts or earlier if they voluntarily discontinue service or following a specified period of time after they become delinquent, and prepaid customers are considered disconnected following a specified period after they cease using our service, so long as they have not activated a calling card or received traffic.

The following discussion addresses the financial performance of each of our operating segments by comparing results for the first three months of 2014 and 2013. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, percentage changes in operating income and operating margin (operating income as a percentage of operating revenues). Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, percentage changes in adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (a) certain intersegment transactions, (b) for our non-Mexican segments, the effects of exchange rate changes, and (c) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

Mexico Wireless segment operating revenues for the first three months of 2014 increased by 11.5% over the first three months of 2013. Adjusted segment operating revenues increased by 3.5%. Mobile voice revenues for the first three months of 2014 decreased by 2.1% from the first three months of 2013, principally due to larger discounts and promotions for customers for both prepaid and postpaid plans. Mobile data revenues increased by 13.3% over the first three months of 2013, offsetting the decreases in mobile voice revenues and allowing operating revenues to increase.

MOUs for the first three months of 2014 decreased by 3.6% over the first three months of 2013. ARPU for the first three months of 2014 increased by 0.3% from the first three months of 2013, principally as a result of larger discounts and promotions for our customers, such as prepaid and postpaid airtime plans with bonus minutes. The wireless churn rate for our Mexican Wireless operations for the first three months of 2014 increased to 3.9% from 3.5% for the first three months of 2013.

Mexico Wireless segment operating income for the first three months of 2014 decreased by 2.6% from the first three months of 2013. Adjusted segment operating income decreased by 1.0%. Segment operating margin was 39.5% for the first three months of 2014 and 45.2% for the first three months of 2013. The decrease in segment operating margin for the first three months of 2014 was principally due to higher subscriber acquisition costs, such as higher handset subsidies, and an increase in the costs of mobile data services, advertising and customer services.

Mexico Fixed

Mexico Fixed segment operating revenues for the first three months of 2014 increased by 0.6% over the first three months of 2013. Adjusted segment operating revenues increased by 0.3%. Fixed voice revenues for the first three months of 2014 decreased by 4.3% from the first three months of 2013, principally due to lower interconnection rates, larger discounts and promotions for the first year for our customers, including bonus minutes for the first year for wireless customers. Fixed data revenues increased by 6.7% over the first three months of 2013, partially offsetting the decreases in fixed voice revenues. RGUs for the first three months of 2014 decreased by 0.2% from the first three months of 2013 to 22.3 million.

Mexico Fixed segment operating income for the first three months of 2014 decreased by 1.5% from the first three months of 2013. Adjusted segment operating income decreased by 1.3%. Segment operating margin was 20.8% for the first three months of 2014 and 21.2% for the first three months of 2013. The decrease in segment operating margin for the first three months of 2014 was principally due to expenses related to improvements to infrastructure and higher broadband maintenance and energy costs.

Brazil

Brazil segment operating revenues for the first three months of 2014 decreased by 4.1% from the first three months of 2013. Adjusted segment operating revenues increased by 8.5% due to increases in mobile data and Pay TV revenues. Mobile data revenues for the first three months of 2014 increased by 22.6% and fixed data revenues for the first three months of 2014 increased by 13.8%, in each case compared to the first three months of 2013. The increase in mobile data revenues and fixed data revenues primarily reflects greater use of value-added services, such as SMS messaging and web browsing. Pay TV revenues for the first three months of 2014 increased by 20.9% over the first three months of 2013, as a result of subscriber growth driven by new commercial packages offered by Embratel. Wireless and fixed voice revenues for the first three months of 2014 decreased by 6.9% and 2.0%, respectively.

MOUs for the first three months of 2014 increased by 0.8% over the first three months of 2013. The increase in MOUs for the first three months of 2014 reflects increased traffic, on net and from other providers, in our network, which was partly due to new commercial plans and packages. ARPU for the first three months of 2014 decreased by 12.4% from the first three months of 2013. This decrease reflected a decrease in monthly airtime and interconnection rates that was not offset by increased data usage.

Brazil segment operating income for the first three months of 2014 decreased by 3.0% from the first three months of 2013. Adjusted segment operating income increased by 12.2%. Segment operating margin was 7.1% for the first three months of 2014 and 7.0% for the first three months of 2013. Adjusted segment operating margin was 5.8% for the first three months of 2014 and 5.6% for the first three months of 2013. This decrease in segment operating income was due principally to subscriber acquisition costs, higher costs for customer service, call centers and energy, and advertising, higher rent and marketing costs associated with the integration of our various Brazilian brands.

Colombia

Colombia segment operating revenues for the first three months of 2014 increased by 0.8% over the first three months of 2013. Adjusted segment operating revenues increased by 8.0%. Fixed and mobile data revenues for the first three months of 2014 increased by 14.7% and 3.5%, respectively, over the first three months of 2013, as a result of new promotional packages focused on web browsing and broadband services. Fixed voice revenues increased by 7.0%, while mobile voice revenues decreased by 0.2% for the first three months of 2014, in each case from the first three months of 2013. Pay TV revenues for the first three months of 2014 increased by 10.8% over the first three months of 2013.

MOUs for the first three months of 2014 decreased by 7.5% from the first three months of 2013, principally due to a decrease in traffic, partially resulting from fundamental changes in our commercial conditions, linked to regulatory measures. ARPU for the first three months of 2014 decreased by 5.9% over the first three months of 2013.

Colombia segment operating income for the first three months of 2014 decreased by 9.7% from the first three months of 2013. Adjusted segment operating income decreased by 1.0%. Segment operating margin was 24.1% for the first three months of 2014 and 26.9% for the first three months of 2013. Adjusted segment operating margin was 27.1% for the first three months of 2014 and 29.5% for the first three months of 2013. Segment operating margin in 2014 was affected by higher subscriber acquisition costs, primarily as a result of handset subsidies offered to new customers.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Southern Cone segment operating revenues for the first three months of 2014 decreased by 10.9% from the first three months of 2013. Adjusted segment operating revenues increased by 15.3%. The decrease in operating revenue was driven primarily by decreases in wireless revenues in Chile as a result of lower interconnection rates that took effect in January, 2014 and aggressive promotional data offers.

MOUs for the first three months of 2014 decreased by 8.4% from the first three months of 2013, primarily due to the phasing out of promotional packages from earlier periods for both prepaid and postpaid services. ARPU for the first three months of 2014 decreased by 21.5% in Argentina, Paraguay and Uruguay and decreased by 2.3% in Chile, in each case compared to 2013. ARPU was negatively affected by lower usage and airtime purchases.

Southern Cone segment operating income for the first three months of 2014 decreased by 12.6% from the first three months of 2013. Adjusted segment operating income increased by 30.0%. Segment operating margin was 10.4% for the first three months of 2014 and 10.6% for the first three months of 2013. Adjusted segment operating margin was 12.9% for the first three months of 2014 and 11.4% for the first three months of 2013. Results of operations in all countries in the segment in 2014 reflected higher costs of supplies, employees, network maintenance, customer service call centers and energy.

Andean Region—Ecuador and Peru

Andean Region segment operating revenues for the first three months of 2014 increased by 6.9% over the first three months of 2013. Adjusted segment operating revenues increased by 7.2%. This increase in operating revenues primarily reflected higher usage of wireless data in both countries.

MOUs for the first three months of 2014 increased by 11.8% from the first three months of 2013, principally reflecting increased usage by prepaid subscribers and higher utilization of minutes in postpaid plans. ARPU for the first three months of 2014 increased by 8.7% in Ecuador and by 12.5% in Peru, in each case compared to 2013.

Andean Region segment operating income for the first three months of 2014 decreased by 2.2% over the first three months of 2013. Adjusted segment operating income decreased by 1.2%. Segment operating margin was 27.0% for the first three months of 2014 and 29.5% for the first three months of 2013. Adjusted segment operating margin was 30.2% for the first three months of 2014 and 32.8% for the first three months of 2013.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Central America segment operating revenues for the first three months of 2014 increased by 12.1% over the first three months of 2013. Adjusted segment operating revenues increased by 7.6%. This increase was driven primarily by increases in wireless data, broadband and Pay TV services, offset by decreases in fixed voice services.

MOUs for the first three months of 2014 decreased by 4.6% over the first three months of 2013. ARPU for the first three months of 2014 increased by 0.3% from the first three months of 2013.

Central America segment operating loss for the first three months of 2014 decreased by 50.0% from the first three months of 2013. Operating margin for the first three months of 2014 was 2.6% compared to 5.8% for the first three months of 2013. Adjusted segment operating margin was 2.4% for the first three months of 2014 and 5.5% for the first three months of 2013. This decrease in adjusted segment operating margin reflected higher network operating and subscriber acquisition costs.

United States

United States segment operating revenues for the first three months of 2014 increased by 14.5% over the first three months of 2013. Adjusted segment operating revenues increased by 9.6%. This increase reflected customer base increases due primarily to the acquisition of Start Wireless Group, Inc. in January 2014 and the success of new and existing plans, including unlimited use plans.

MOUs for the first three months of 2014 increased by 0.4% over the first three months of 2013. ARPU for the first three months of 2014 increased by 8.2% over the first three months of 2013. The increases in MOUs and ARPU were primarily due to our packages, some of which offer usage for a fixed monthly rate.

United States segment operating income for the first three months of 2014 increased to Ps.1.2 billion from an operating loss of Ps.0.6 billion during the first three months of 2013. Segment operating margin was 5.7% for the first three months of 2014 and 3.3% for the first three months of 2013. Adjusted segment operating margin was 12.7% for the first three months of 2014 and 3.9% for the first three months of 2013. The increase in operating income primarily reflected the increase in our operating revenues, as well as important cost reductions for airtime, data and SMS messaging purchases.

Caribbean—Dominican Republic and Puerto Rico

Caribbean segment operating revenues for the first three months of 2014 increased by 1.7% from the first three months of 2013. Adjusted segment operating revenues decreased by 3.4%. This decrease in adjusted segment operating revenues was driven primarily by lower fixed voice revenues, partially offset by increases in mobile data and Pay TV revenues, in each case as a result of more aggressive pricing practices.

MOUs for the first three months of 2014 decreased by 4.5% from the first three months of 2013, primarily due to reduced usage of voice services. On a U.S. dollar basis, ARPU for the first three months of 2014 increased by 2.2% compared to 2013, primarily as a result of declining prices and average voice usage, and a more competitive market for voice services.

Caribbean segment operating income for the first three months of 2014 decreased by 8.7% over the first three months of 2013. Segment operating margin was 16.7% in 2014 and 18.6% for the first three months of 2013. The decreases in segment operating income and operating margin for the first three months of 2014 reflected a lower prices as a result of more aggressive pricing practices.

Liquidity and Capital Resources

As of March 31, 2014, we had net debt (total debt minus cash and cash equivalents) of Ps.440.0 billion, compared to Ps.442.2 billion as of December 31, 2013. As of March 31, 2014, cash and cash equivalents amounted to Ps.40.7 billion, compared to Ps.48.2 billion as of December 31, 2013.

Our total indebtedness as of March 31, 2014 was Ps.480.7 billion, of which Ps.48.9 billion was short-term debt (including the current portion of long-term debt). Without considering the effect of hedging instruments used to manage our interest rate and foreign exchange exposures, approximately Ps.203.2 billion, or 42.3%, of our total indebtedness as of March 31, 2014 was denominated in U.S. dollars. Approximately Ps.28.9 billion, or 6.0%, of our total indebtedness at that date, bore interest at variable rates, while approximately Ps.451.8 billion, or 94.0%, bore interest at fixed rates.

The maturities of our long-term debt as of March 31, 2014 were as follows:

Years	Amount
	(in millions of Mexican pesos)
2015	Ps.	5,369
2016		52,985
2017		32,392
2018		12,654
2019		32,769
2020 and thereafter		295,626

Total	Ps.	431,795

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments. As of March 31, 2014, the net fair value of our derivatives and other financial items was a net asset of Ps.2.3 billion.

During the first three months of 2014, we used approximately Ps.19.1 billion to fund capital expenditures, including for new 4G or LTE technology, network deployment and network capacity. We have also continued to repurchase shares of our capital stock under our share repurchase program: during the first three months of 2014, we repurchased approximately 885.4 million Series L shares and 18.0 thousand Series A shares for an aggregate purchase price of Ps.12.3 billion.

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the original filing of our 2013 Form 20-F on April 30, 2014, through the date of this report on Form 6-K.

Telekom Austria

On May 15, 2014, our wholly owned subsidiary, Carso Telecom, B.V., launched a public tender offer for cash for all outstanding ordinary shares of Telekom Austria not held by us, Carso Telecom, B.V., Österreichische Industrieholding AG (“OIAG”), an entity controlled by the Republic of Austria, or Telekom Austria at an offer price of €7.15 per share. We were required to make the offer by Austrian law, as a result of entering into a shareholders’ agreement with OIAG. The acceptance period during which the shareholders of Telekom Austria can tender their shares began on May 15, 2014 and will expire on July 10, 2014, unless extended. The offer is subject to certain regulatory approvals in Austria and certain merger control authorizations in Austria and in other Central and Eastern European countries in which Telekom Austria operates. The total purchase price for us, if all the shares are tendered, would be approximately €1.4 billion. For a description of the shareholders’ agreement and other matters related to Telekom Austria, see “Item 3.—Recent Developments—Telekom Austria” in our 2013 Form 20-F.

AT&T

On May 19, 2014, two members of our Board of Directors, Michael J. Viola and Jeffery Scott McElfresh, submitted their resignations. Messrs. Viola and McElfresh had been nominated to our Board of Directors by our shareholder AT&T International, Inc. a subsidiary of AT&T, Inc., and appointed by holders of our shares pursuant to a shareholders’ agreement entered into by several of our major shareholders. In addition, AT&T, Inc. has announced its intention to divest all of its interest in our capital stock to facilitate regulatory approval for its announced acquisition of DIRECTV.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges(1) for the three months ended March 31, 2014 and 2013, in accordance with IFRS.

Three months ended March 31, 2014	Three months ended March 31, 2013
4.2	6.2

(1)	Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net income (losses) of affiliates, during the periods.

EXCHANGE RATES

U.S. Dollar/Mexican Peso

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Board of Governors of the Federal Reserve System expressed in Mexican pesos per U.S. dollar. The rates in this table are provided for your reference only. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Period	High	Low	Average(1)	Period End
2009	15.4060	12.6318	13.5777	13.0576
2010	13.1940	12.1556	12.6352	12.3825
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
2013	13.4330	11.9760	12.8574	13.0980
November	13.2430	12.8965		13.1110
December	13.2165	12.8505		13.0980
2014
January	13.4560	12.9965		13.3585
February	13.5090	13.2035		13.2255
March	13.3315	13.0560		13.0560
April	13.1425	12.9500		13.0835
May (through May 23)	13.0525	12.8630		12.8630

(1)	Average of month-end rates.

The noon buying rate published by the Board of Governors of the Federal Reserve System for May 23, 2014 (the latest practicable date prior to the date hereof), was Ps.12.8630 per U.S.$1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer